Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sanchez Energy Corporation:

We consent to the incorporation by reference in the registration statement (Nos. 333-196653) on Form S-3ASR, and (Nos. 333-193017 and 333-208863) on Form S-8 of Sanchez Energy Corporation of our reports dated February 29, 2016 with respect to the consolidated balance sheet of Sanchez Energy Corporation as of December 31, 2015, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 Annual Report on Form 10-K of Sanchez Energy Corporation.

Our report dated February 29, 2016 refers to a change in method of accounting for the presentation of deferred tax assets and liabilities.

/s/ KPMG LLP

Houston, Texas

February 29, 2016